SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Netflix, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
64110L106

(CUSIP Number)
October 23, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64110L106	13G

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,253,600

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,253,600

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,253,600

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	64110L106	13G

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,253,600

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,253,600

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,253,600

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Neflix, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Schedule 13G is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler the principal of TCS GP.
     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”). TCS Capital holds 232,111 shares of the Common Stock, TCS Capital II holds 1,381,715 shares of the Common Stock, and TCS Offshore holds 2,639,774 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.

Item 1(a)	Name of Issuer.

Netflix, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

100 Winchester Circle Los Gatos, California 95032

Item 2(a)	Name of Person Filing.

TCS Capital GP, LLC and Eric Semler

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

888 Seventh Avenue, Suite 1504, New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

64110L106

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) and Eric Semler (as the principal of TCS Capital GP, LLC) are the beneficial owners of 4,253,600 shares of Common Stock.

(b) TCS Capital GP, LLC and Eric Semler are the beneficial owners of 6.5% of the outstanding shares of Common Stock. This percentage is determined by dividing 4,253,600, by 65,667,491, the number of shares of Common Stock issued and outstanding as of September 30, 2007, as reported in the Issuer’s Form 8-K filed with the Commission on October 22, 2007.

(c) As the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 4,253,600 shares of Common Stock beneficially owned by it. As the principal of TCS Capital GP, LLC, Eric Semler has the sole power to vote and dispose of the 4,253,600 shares of Common Stock beneficially owned by him.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement between TCS Capital GP, LLC and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 2, 2007

TCS Capital GP, LLC

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

/s/ Eric Semler

Eric Semler